EXHIBIT 99.10

Consent of Expert

In connection with the Annual Report on form 40-F for the year ended December 31, 2018 (the “Form 40-F”) of Alio Gold Inc., I, Timothy Carew, P.Geo, hereby consent to the use of my name in connection with the references to the mineral reserve and resource estimates for the Florida Canyon Project and to the technical report entitled “NI 43-101 Technical Report Life of Mine Plan and Mineral Reserves for the Florida Canyon Gold Mine Pershing County, Nevada, USA”, dated February 8, 2019 (collectively, the “Technical Information”) and to the incorporation by reference of references to, and summaries of, the Technical Information in the Form 40-F.

“Timothy Carew”
Signature of Qualified Person

Timothy Carew, P.Geo.,
Name of Qualified Person

Principal Consultant.
Title of Qualified Person

March 19, 2019